FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November , 2003
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Commission File Number     0-29382
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                          Minefinders Corporation Ltd.
                         -------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F      Form 40-F X
                                             ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No    X
                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Listed on AMEX symbol: MFN                     website: www.minefinders.com
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                              N E W S R E L E A S E

                                                                November 5, 2003

   Northern Sonora Exploration Drilling and Dolores Feasibility Status Update

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report on encouraging drill results on the Company's Northern Sonora prospects and significant progress towards completing the final feasibility study, on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Northern Sonora Drilling Results
Widespread exploration drilling on the Company's Northern Sonora properties has encountered new mineralization on the La Bolsa project, El Malacate project and La Dura prospect.

At La Bolsa, a total of 20 core holes have been drilled in this new program to define and extend trends of higher-grade mineralization within the deposit to provide for optimal mine planning and expand the previously reported resource (6.0 million tonnes averaging 1.0 g/t gold and 10.0 g/t silver, at a 0.4 g/t cutoff based upon 72 drill holes as reported in September 15, 1999 news release). Most of these holes have encountered significant high-grade mineralization, the best being LB03-32C with 42.7 meters (140 feet) averaging
1.9 g/t (0.055 oz/t) gold including 4.8 meters (14 feet) grading 13.85 g/t (0.404 oz/t) gold. The drill holes completed in this program are generally of higher gold and silver grade than the overall resource and will have a positive impact on the next resource calculation. A new resource estimation model will be assessed in relation to today's higher gold and silver prices and the viability of moving the La Bolsa deposit towards a production decision. Results from additional drill holes are pending.

Wide spaced drilling on the El Malacate project provided additional testing of the El Ruidito, Ahumada South and Cerro Palomino prospects. Although anomalous mineralization was encountered on all these prospects additional drilling will be required to quantify grade and size potential of these prospects. Initial drilling on the El Ruidito prospect cut 35 feet averaging .018 oz/t gold and on the Cerro Palomino prospect drilling intercepted 125 feet averaging .01 oz/t gold. additional follow-up drilling is planned for both of these prospects. The best hole on the La Dura silver prospect encountered 40 feet averaging 1.2 oz/t silver, and the highest 5 foot intercept graded 3.1 oz/t silver. Several additional holes are also planned for this prospect.

Drilling is presently underway on the Alcaparossa copper prospect located approximately 35 kilometers south of La Bolsa and the Aqua Caliente gold-copper prospect located approximately 20 kilometers south of La Bolsa.

Tabled below are some of the more significant drill holes recently completed on the La Bolsa property.

Drill hole      From      To            Interval             Gold              Silver
                Meters    meters    meters      feet    g/t        oz/t    g/t       oz/t
--------------- --------- --------- ------------------- ------------------ -------------------
--------------- --------- --------- ------------------- ------------------ -------------------
LB03-16C        42.7      47.3      4.6       15.1      4.62      0.135    102.0     2.97
LB03-18C        18.9      48.8      29.9      98.0      0.68      0.020    12.5      0.37
including       23.5      31.8      8.4       27.4      1.27      0.037    31.7      0.92
LB03-20C        23.2      50.3      27.1      89.0      1.89      0.055    34.8      1.02
including       38.1      42.7      4.6       15.1      4.37      0.128    90.7      2.64
LB03-22C        39.7      47.5      7.7       25.4      1.66      0.048    49.1      1.43
LB03-23C        32.0      59.4      27.4      90.0      0.78      0.023    16.7      0.49
including       36.6      42.7      6.1       20.0      2.05      0.060    30.3      0.88
LB03-24C        44.6      55.3      10.7      35.0      1.17      0.034    13.0      0.38
including       44.6      46.1      1.5       5.0       5.22      0.152    20.0      0.58
LB03-25C        17.7      30.5      12.8      42.0      1.75      0.051    35.8      1.05
including       24.1      29.0      4.9       16.0      3.35      0.098    61.4      1.79
LB03-26C        47.2      53.3      6.1       20.0      1.11      0.032    6.8       0.20
and             67.1      77.7      10.7      35.0      1.96      0.057    24.4      0.71
including       74.7      77.7      3.0       10.0      3.61      0.105    38.5      1.12
LB03-28C        73.2      110.0     36.9      121.0     0.74      0.021    26.4      0.77
including       74.7      87.5      12.8      42.0      1.27      0.037    53.2      1.55
LB03-29C        21.3      66.7      45.4      148.9     0.95      0.028    13.2      0.38
including       50.3      54.9      4.6       15.1      2.50      0.073    13.0      0.38
LB03-31C        18.3      36.6      18.3      60.0      0.98      0.028    9.3       0.27
including       22.9      24.4      1.5       5.0       5.10      0.149    20        0.58
LB03-32C        18.3      61.0      42.7      140.0     1.90      0.055    20.3      0.59
including       55.2      59.4      4.3       14.0      13.85     0.404    12.9      0.37
LB03-33C        39.7      45.8      6.1       20.1      3.41      0.100    60.3      1.76
LB03-R72        18.3      27.4      9.1       30.0      1.55      0.045    41.0      1.20
LB03-R73        0.0       33.5      33.5      110.0     1.23      0.036    13.1      0.38
including       1.5       9.1       7.6       25.0      3.25      0.095    35.0      1.02


Dolores Feasibility Study Progress

The comprehensive engineering work, currently underway for the Dolores gold and silver deposit, has made significant progress towards determining final processing methodology, optimal mine design, capital costs, operating costs, mine throughput rates and infrastructure upgrades required to build the Dolores mine. Details of these feasibility results will be reported upon completion of the mine plan, incorporating final processing methodology, pit optimization, production schedule, capital and operating costs.

Dolores mineralization has shown good response to traditional cyanide leaching - heap leach, mill agitated leach, and pulp-agglomeration. A review of ongoing metallurgical test work prompted three scoping level flotation tests to ensure that the most profitable processing methods were being considered for Dolores. Encouraging results from these initial flotation tests resulted in the commissioning of a comprehensive flotation metallurgy test program, now underway at SGS Lakefield Research. As on-going drilling continues to enhance the sulfide resource at depth, flotation may provide a viable means for treating both non-sulfide and sulfide, high-grade mineralization. The final processing methodology for Dolores will be selected once the current flotation test work is completed.

Golder Associates Inc. has been retained to complete a feasibility-level pit slope stability study. Additionally, Golder will provide geotechnical services with respect to tailings dam and leach pad construction.

A new access route has been identified for the primary mine road to Dolores and ground surveying is now underway to permit this road. The new route is expected to be substantially less expensive than the previously proposed upgrade of the existing road from Madera.

An environmental consultant has been retained by the Company to complete preparation of all Environmental Impact Study documentation and filings.

Exploration and development drilling continues on the property, with three diamond core rigs presently operating. Drilling continues to elevate inferred mineralization into the measured and indicated categories, as well as adding new mineralization to the deposit. Deep drilling to expand the underground potential is currently underway and will be reported when assays are available. Condemnation drilling is being permitted for plant, leach pad and tailings sites.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     November 13, 2003                    By: /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title:   Director